Filed by Andrew Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Andrew Corporation
Commission File No. 001-14617
The following contains the transcript of a conference call for media and analysts on May 31, 2006, hosted by Robert E. Switz, President and CEO of ADC Telecommunications, Inc. and Ralph Faison, President and CEO of Andrew Corporation.
ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
Confirmation #9984781

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
May 31, 2006
7:30 am CT

Operator:	Good morning. My name is (Felicia) and I will be your conference operator today. At this time I would like to welcome everyone to the ADC/Andrew Merger and the ADC Second Quarter Earnings conference call. All lines have been placed on mute to prevent any background noise.

After the speakers’ remarks there will be a question and answer session. If you would like to ask a question during this time simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question press star then the number 2 on your telephone keypad. Thank you.

Mr. Borman, you may begin your conference.

Mark Borman:	Thank you, (Felicia). Good morning and thank you all for joining us given the short notice and the move on our earnings release to this morning.

First we will be going a – two things on the call today. The merger announcement with Andrew and then also our second quarter earnings results. Then we’ll open the call for questions. Bob Switz,

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
Confirmation #9984781

ADC’s President and CEO, and Ralph Faison, Andrew’s President and CEO as well as Gokul Hemmady, ADC’s CFO, are with me today.

Before we get started I have a number of legal items I need to address. First I need to caution you that today’s conference call contains forward-looking statements and that the future events and results could differ materially from the forward-looking statements made today.

Actual results may be effected by many important factors including risks and uncertainties identified in the press release announcing the proposed transaction as well as risks and uncertainties identified in our earnings release and then the risk factors items included in Item 1A of ADC’s annual report on form 10K for the fiscal year ended October 31, 2005, as well as may be updated in Item 1A of ADC’s subsequent reports on form 10Q and other filings ADC makes with the SEC. Also in connection with the proposed transaction a registration statement on form S4 will be filed with the SEC.

Shareowners of both ADC and Andrew are encouraged to read the registration statement and any other relevant documents filed with the SEC including the joint proxy statement prospectus that will be part of the registration statement. These documents will contain all-important information about the merger; the press release about the proposed transaction and (form) for other documents can be obtained once they are prepared.

Note too that ADC, Andrew and their respective directors and executive officers and other employees may be considered participants in the solicitation of proxies in the respect of the proposed transaction. Information concerning the participants of ADC and Andrew can be found in their respective proxy statements filed with the SEC on schedule 14A for their respective 2006 annual meetings.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
Confirmation #9984781

Additional information regarding the interests of these participants and the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and the joint proxy statement prospectus to be filed with SEC. I’d like to bring to your attention that the news release and presentation slides regarding the proposed transaction can be found at ADC’s investor relation section at www.adc.com/investors and at Andrew investor relation section at www.andrew.com/investors. ADC’s earnings release can also be obtained at the investor relations’ section at www.adc.com/investors.

Finally, ADC’s comments on this earnings release will be on a continuing operations and GAAP basis. We will also refer to adjusted results derived from reconciling items of restructuring and impairment charges, amortization on purchased intangibles, FONS employee retention expense and stock option compensation expense included in our GAAP results. These reconciliations of GAAP results to adjusted results are included in today’s earnings release.

I will now turn the call over to ADC’s CEO, Bob Switz. Bob?

Robert E. Switz:	Thank you, Mark, and good morning to everybody on the call. Certainly today begins a promising new growth stage for both ADC and Andrew. A powerful transformational and strategic combination like this supported by market and industry forces does not come along very often. Both Ralph and I recognize the opportunity and acted to realize our long-held vision of global network infrastructure leadership.

This strategic combination forms a global leader and communications network infrastructure. We believe the strategic, operational and financial synergies of combining our two strong companies

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
Confirmation #9984781

creates a significant opportunity to grow value for our customers, shareowners and employees that is far greater than our standalone entities.

Together we believe we’re better positioned to assist our customers worldwide and capture the exciting growth opportunities as our customers worldwide converge their next generation wireless, broadband, video data and voice services.

We believe we will also serve our customers better with breadth, depth and global reach of the unique portfolio of wireline and wireless infrastructure solutions. Few companies can match the market-leading positions of our merger offerings.

Our shared mission is to provide our customers with innovative wireline and wireless infrastructure solutions that improve their business performance and we expect this mission to drive strong operating and financial performance for our company.

While the strategic operational and financial merits make this combination attractive, there are significant market opportunities that support this merger as well. Wireless and wireless carriers in every part of the world are upgrading their networks to expand their high-speed data and video services. And in the U.S. wireline and wireless carriers are becoming one. We believe these trends have significant promise for our combined growth potential as we can support all of these initiatives under one roof.

In addition to helping our customers, these synergies and growth opportunities are key factors in making steady progress in our global growth mission to build value. We have shared this goal with

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
Confirmation #9984781

you since 2004 when we acquired KRONE to expand our global presence and scale. This is a much larger extension of that goal.

Lastly, the global and financial scale of this strategic combination significantly improves our strong combined consolidated position to further enhance our focused leadership in the communications infrastructure market.

To conclude, we are proud to join forces with Andrew’s talented employees to drive significant and sustainable long-term value from this strategic combination.

We are committed to moving forward aggressively after closing and quickly combining our operations and integrating our corporate cultures. Doing so will help us capture the full benefits of this strategic combination for our customers, shareowners and employees. The Global ADC team and I look forward to working with the worldwide employees of Andrew and Ralph Faison to achieve success in this strategic combination.

Thanks for joining today on the call. It is now with great pleasure that I turn the call over to Ralph Faison.

Ralph Faison:	Thank you very much, Bob, and before I begin I’d also like to remind you, all the callers, that some of the statements made in this conference call are forward-looking statements and we caution our stockholders and others that these statements involve certain risks and uncertainties.

Factors that may cause actual results to differ from expected results include fluctuation in commodity costs, the company’s ability to integrate acquisitions and to realize the anticipated synergies and cost savings, the effects of competitive products and pricing, economic and political

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
Confirmation #9984781

conditions that may impact customers’ ability to fund purchases of our products and services, the company’s ability to achieve the cost savings anticipated from cost reduction programs, fluctuations in foreign currency exchange rates and commodities, the timing of cash payments and receipts, end use demand for wireless communication services, the loss of one or more significant customers.

Investors should also review other risks and uncertainties discussed in the Andrew documents filed in the Securities and Exchange Commission.

So with that I too would like to add my thanks for everyone for joining us today so we can discuss the exciting combination that the two teams have worked so hard to bring forth today.

This is an opportunity of great magnitude and they don’t come along very often and when they do I think it’s very important that you pursue them. And at this point I guess I want to stop and thank Bob and his team for the spirit of partnership and teamwork that they have displayed thus far that is in large part responsible for bringing the transaction announcement to you today.

As Bob mentioned, we have a shared vision and we see significant value creation opportunities for the strategic combination opportunities for the strategic combination. The wireline and wireless infrastructure positions that we hold bringing those together is fitting with the market today and what’s happening with our customer base.

In addition to being a powerful strategic combination we’ve also, and I’m pleased to see, found a very strong cultural fit. We know our brands are global brands and both very strong and the combination of those would add greater strength. We both have a solid reputation of excellence within each company with over 70 years of history and continuously growing operations.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
Confirmation #9984781

Now is clearly the right time for this transaction. What we’re seeing in the market is accelerating globalization and consolidation amongst telecommunications service providers, recently amongst some of our communications equipment OEMs and ADC and Andrew joining forces puts us in the prime position to continue to facilitate health and grow with this happening in the marketplace and to grow our value.

We will be a stronger world leader in network infrastructure solutions. The compelling global combination of our company’s wireline and wireless leadership position significantly expands the solutions that we can provide to both of our customers. That would be service providers, OEMs and Enterprise customers.

At closing, the two companies will have an even greater global presence. Let me tick off just a couple of factoids here. We’ll have sales in over 140 countries, customers and facilities in 35 countries, a customer base exceeding 7000 customers worldwide, significant economies of scale with $3.3 billion in pro forma sales and an unmatched product breadth with market leading infrastructure product offerings for communications networks, markets, environments and technologies.

Let’s turn a little bit to innovation. Both companies come with a strong background for innovative leadership with strong research and development efforts, a very nice large portfolio of U.S. and foreign patents and a significant position in wireline and wireless infrastructure solutions.

In addition we’ll have enhanced financial strengths, a very solid balance sheet, access to global capital markets which will enable us to continue to invest in future strategic growth opportunities.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
Confirmation #9984781

The synergies that Bob spoke about of our combined team that we expect to create will add value to shareholders and will better serve our customers worldwide particularly in the high growth areas of converging wireline and wireless networks. This is critically important for the applications of high speed anytime, any content, anywhere communication services.

So the worldwide Andrew team and I look forward to working with the Global ADC team and Bob to achieve the full strategic, operational and financial benefits of this very important growth combination.

Again thank you for being with us today on this announcement of a very important strategic event and I’ll now turn this call over to ADC’s CFO, Gokul Hemmady. Gokul?

Gokul Hemmady:	Thank you, Ralph. We look forward to working with you and your team. The combination of ADC and Andrew is a sound strategic and financial deal. We believe very strongly that it will accelerate both companies’ cost leadership initiatives (to) significant scale, more efficient supply chain strategies, faster migration to low cost manufacturing and greater operating expense leverage.

I will now discuss estimated synergies and earnings per share accretion. Post closing, the transaction is expected to be non-dilutive to earnings per share in the first year of the combined company and accretive thereafter. This excludes purchase accounting adjustments and other acquisition-related expenses.

We have estimated the merger synergies at annual pretax earnings of about $70 million to $80 million in the third year after closing. Earnings per share from this third year annual synergies is expected to be 25 cents to 30 cents.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
Confirmation #9984781

The earnings per share calculation assumes approximately a 15% cash tax rate and an estimated 234 million to 236 million fully diluted shares. This is based on the ‘if converted’ method which assumes that all ADC and Andrew convertible notes are converted to common stock if such treatment is dilutive.

Now I’ll get to synergies. The expected synergies include capitalizing on combined sales opportunities from the convergence of wireless and wireline networks, leveraging Andrew’s longstanding presence and relationships in China and India to sell more of ADC’s connectivity solutions, cross-selling ADC’s connectivity solutions and professional services into Andrew’s wireless customer base and finally, combining ADC’s wireless portfolio with Andrew’s portfolio and global sales channels.

Cost synergies in the cost of goods sold area include optimizing supply chain for combined purchasing volumes, manufacturing, operations, logistics and distribution networks. And in the operating expense area; optimizing R&D, consolidating go to market and rationalizing redundant G&A functions, facilities and systems.

Looking forward, further financing modeling guidance of the combined companies is expected to be provided when we report the results of the combined companies in our first reporting period after closing.

To conclude, both ADC and Andrew have been exhibiting a focused and determined strategy to drive significant and sustainable value as global leaders in communications network infrastructure solutions and services. Today’s announcement is a natural and significant step in the next stage of growth of our combined market leadership.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
Confirmation #9984781

Once again thank you for joining us on today’s announcement. That concludes our remarks on the strategic combination. I will now quickly review ADC’s second quarter results and then we will open the call to questions.

We had a great quarter with strong performance in three key areas. First, sales of $366 million were up 30% sequentially. Second, adjusted operating margin in the second quarter of 9.7% was up from 3.3% in the first quarter. And third, significant cash provided by operating activities of $41 million driven by strong working capital performance on receivables collections and inventory turns. I will now review these accomplishments in more detail.

Our year over year sales growth was driven by strong contributions from our fiber and copper connectivity solutions used in FTTX deployments globally. Sales of our global fiber connectivity solutions increased 91% year over year and 51% sequentially. This strong growth was driven by fiber to the premise sales which grew 210% year over year and 75% sequentially boosted by the FONS acquisition. And our global fiber sales for central office infrastructure increased 40% year over year and 33% sequentially.

Sales of our global corporate connectivity solutions increased 16% year over year and 23% sequentially. This strong growth was a result of demand for copper infrastructure in fiber-to-the-node and -curb networks. This strong connectivity growth is in products comprising 64% pf ADC’s second quarter sales.

Sales results of our other lines included professional services representing 16% of second quarter sales decreased by 7% year over year as a result of lower sales in Europe. Sequentially sales increased 12% in the professional services group on strong growth in the United States which was

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
Confirmation #9984781

up 27%. For external reporting we showed a sales and operating income for this business segment without including its product pull through of ADC product sales.

All sales and operating income of ADC’s products are included in our broadband infrastructure and access operating segments. The operating income associated with ADC’s product sales by professional services was $8 million in the quarter which more than offset its operating loss of $6 million.

Global Enterprise Connectivity sales were up as expected by 3% year over year and 36% sequentially. Sales of these products represent 13% of ADC’s second quarter sales.

Wireline access sales were flat year over year and up 9% sequentially and represent 5% of ADC’s sales in the quarter. Wireless access sales were lower by 56% year over year but up 100% sequentially as we have discussed in the past. Sales of these products are subject to the timing of new products and customer deployments. Wireless sales were 2% of ADC’s sales in the quarter.

Now I’ll review earnings. Our GAAP diluted earnings per share from continuing operations was 19 cents in the quarter compared to 28 cents last year.

In the second quarter, GAAP earnings included the following; amortization of purchased intangibles of $7 million, FONS employee retention expense of $2 million, restructuring and impairment charges of $2 million and stock option compensation of $2 million for a total adjustment of $13 million which is 3.5% of sales or 10 cents per diluted share resulting in adjusted diluted earnings per share of 29 cents.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
Confirmation #9984781

The second quarter adjusted operating margin of 9.7% compares to 3.3% in the first quarter of 2006. The margin increase was the result of 2.6y percentage point increase in gross margins and a 3.9 percentage point reduction in adjusted operating expense as a percent of revenue.

Gross margins of 33% were higher than the first quarter of 30.4% as a result of higher manufacturing volumes, reducing our fixed factory costs to 11.1% of sales in the second quarter compared to 13.2% in the first quarter. The remaining improvement was due to a stronger mix of copper and core fiber sales. Adjusted operating expenses in the quarter were 23.2% of sales compared to 27.1% of sales in the first quarter.

These sequential improvements in the second quarter resulted in adjusted operating increasing $26.3 million for an incremental operating margin of 31.4%. We believe these incremental results point to strong earnings leverage in our model.

Moving to working capital, we had a very good quarter. This is the first year that we introduced working capital management incentives in place and we believe that this quarter’s performance showed that we are working very effectively.

DSOs decreased significantly to 48.8 days in the quarter compared to 59.2 days in the first quarter and 54.3 days one year ago. Our second quarter inventory turns improved to 6.7 times compared to 5.5 times in the first quarter and 6.4 times one year ago.

I will now provide financial modeling guidance for ADC. Our guidance reflects ADC as a standalone business and does not reflect the effects of the proposed business combination with Andrew.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
Confirmation #9984781

We currently expect annual 2006 sales to be in the range of $1.35 billion to $1.39 billion which will be a 15% to 19% increase over fiscal 2005 sales. This is an increase from our previous estimated annual sales range of $1.325 billion to $1.375 billion.

Based on this sales guidance and subject to sales mix and other factors, GAAP diluted EPS from continuing operations in fiscal 2006 is estimated to be in the range of 65 cents to 80 cents and adjusted EPS to be in the range of $1 to $1.15.

The 35 cents of estimated reconciling items include amortization of purchased intangibles of 19 cents, stock option compensation expense of 7 cents, FONS employee retention expense of 4 cents, restructuring charges in the first half of 3 cents and convertible notes interest add-back assuming converted to common stock of 2 cents.

This guidance excludes potential future restructuring impairment and acquisition related charges and certain non-operating gains and losses of which the amounts are uncertain at this time. Also the FONS employee retention expenses are scheduled to be incurred through the third fiscal quarter of 2006.

The calculation of our GAAP diluted EPS from continuing operations include the ‘if converted’ method which assumes that our convertible notes are converted to common stock if dilutive to EPS. This EPS calculation is specified in the outlook section of our earnings release.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
Confirmation #9984781

In summary we believe that we remain well positioned for sales growth at above market rates in our fiscal 2006 as we captured customer spend on the (bid) of voice, video and data networks as well as work to take market share.

We are also on track for continued expansion of our operating margins driven by improved cost structure in both cost of sales as well as operating expenses.

And finally, we remain committed to making progress towards our three-year goal of 14% or better adjusted operating margins.

That concludes our remarks. We will now open the call for questions. Operator, can you give the right instructions please?

Operator:	Yes, sir. If you would like to ask a question at this time press star then the number 1 on your telephone keypad. Once again that is star 1 to ask a question.

Your first question comes from (John Bucher) of Harris Nesbitt. (John), your line is open.

(John Bucher):	Thank you very much. A quick question for you on the Andrew acquisition. It looks like post-acquisition you have about 52% of the combined company’s revenues to be wireless and I know that presently the ADC antenna coverage optimization and wireless related services are a relatively small part of the overall revenue.

Do you see any significant overlap there or do you see any significant need to either divest or otherwise change the combined product portfolio in the wireless area post acquisition?

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
Confirmation #9984781

Thank you

Robert E. Switz:	Yeah, this is Bob Switz. No, we don’t see any need at all. First of all, those optimization systems; first of all they’re different architectures so even though they might address similar opportunities one is a digital system, one is an analog. But the market for coverage and capacity optimization at least in our estimation when you include all of the various means of doing that including pico-cells and other capabilities, is probably a $2 billion plus market with a lot of players in it. So I would see, you know, very little likelihood of that.

Operator:	Your next question comes from (Tal Liani) of Merrill Lynch.

(Tal Liani):	Hi, guys. I have two questions. First is on the guidance for the year. So you’re raising revenue guidance by $25 million but $21 million is attributed to this last reported quarter so basically you almost did no change revenue guidance despite a very good environment for you. Why is it?

Second is about the acquisition. I’m looking a the premium you paid, 30%, and I have difficulty to understand it because your operating margin is 10% and Andrew operating margin is 5% expected to grow to 7% so that’s basically below your target and below yours.

Gross margin is 22%, 23% and yours is 30% plus, 33%. And also sales growth you’re expected to grow faster so why were you willing to pay such a high premium?

Robert E. Switz:	Yeah, this is Bob. Gokul and I will share a response on this. You know, I think first of all on the premium, you know, the premium fluctuates day to day. We’ve looked at multiple means, multiple

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
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measures in terms of valuation. From our calculations if we look at it in terms of multiple revenue, you know, it’s just modestly north of one times revenue.

The premium quite frankly when we first arrived at a term sheet was not 30%, it was certainly a fair premium but not 30%. We both recognized that we have highly volatile stocks and on any given day that premium could fluctuate from 8% to almost 40%. So from the perspective of premium, that was really not something that we felt was significant for the strategic value of the combination of the companies when we struck the transaction.

We are looking at this from a perspective of long-term value and we see a very clear path to an accretive combination that will deliver a significant and sustaining long-term value to the company.

Gokul Hemmady:	I few think, (Tal), I would add to that in terms of just statistics here. Yes, as you point out it’s a 30% premium to current prices, it’s about a 15% to 21% premium if you look at averages over the last 30, 60, 90 days. That’s one thing.

Second, 30% premium is kind of in the ballpark of range of other transactions done in the space.

Lastly, I would say that, you know, I think that we believe that it’s a very good and fair transaction to both ADC as well as Andrew. It’s about a little over one times revenue and even if you take any kind of bottom line multiple as a, you know, to enterprise value; if you take EBIT for example it’s about 20, 22 which is in line with what most of our peers and others are trading at.

So we believe that, you know, it’s a strong strategic combination that gives us scale, gives us a great

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
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opportunity to play in wireless/wireline convergence, great opportunity to play in very important markets like India and China. So as Bob said, great long-term value creation.

Again it’s non-dilutive in the first year and accretive thereafter so both from a strategic as well as financial standpoint we believe that it is a very good deal for both companies.

On the guidance; you’re right, (Tal). You know, there’s really no change from what we said last time. Our revenues were higher by $20 million. I would say that, you know, our revenues from the cabinet business in — with Deutsche Telecom were higher than expected.

As you know, we’ve told you in the past, these right now come in at lower margin. But we are very excited with this piece of business because it gives us a very important install base. And we expect to sell connectivity solutions which is higher margin business for us going forward into that customer base into that install base.

So even though we overdraw on the topline, our EPS was pretty much in line. And so there’s really no change. That does not mean that we — we feel very good about our future. We feel that we’ve made good progress with our long term goal of 14% operating margins coming in close to 10% this quarter.

And our strategy on the topline we believe is clearly playing off with strong improvements in (FTPX) deep fiber initiatives as well as many of our core businesses.

(Tal Liani):	Thank you.

Operator:	Your next question comes from (Cob Statler) of Deutsche Bank.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
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(Brian Modoff):	Actually it’s (Brian Modoff). I cover Andrew (Core) for — at Deutsche Bank here with (Cob). A couple questions. First, on your pre-tax annual synergies, 70 to 80 million, that seems like a rather small amount considering the size of the company. But how much of that is coming from the fact that Andrew’s tax rate is north of 30% and yours is at 15%? How much of that is tax savings?

And then second question, Andrew has struggled for some time in trying to improve his operating margins and gross margins. What is your plan once you acquire this company to try to work towards... the operating margins of the combined entity? What are you thinking about is necessary on the Andrew side to improve operating margins in terms of perhaps consolidation, efficiency gains, et cetera on the operations side?

Robert E. Switz:	Yes, this is Bob. First of all on the synergies, these are preliminary synergies as best we can calculate them today. I’m reasonably confident based on all of the initiatives, all of the opportunities that will come as part of the combination that over time we’ll likely see our way to doing better. But today we’re operating on what we know in terms of the opportunity to do the type of diligence you’re allowed to do at this stage of a transaction.

But I think as you get familiar with ADC if you’re not already, I think you’ll find that over time we normally have delivered on our commitments or have made great progress against our commitments. And I would see the opportunity here with Andrew as a similar type of pattern in terms of achieving our goals and objectives.

In terms of — and by the way, none of the synergies that you saw there included tax benefits. Also, in terms of going forward, I think first, you might not be giving Andrew much credit for work that

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
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they’ve been — they’ve had underway inside the company to begin to — and actions taken to improve their gross margins.

Part of their problem has come from unexpected rises in other commodity prices. But quite frankly, they have launched as have we by the way, a very significant effort inside the company to transform the company’s supply chain. There are also actions inside the company to transfer various types of products into lower manufacturing sites of Andrew, quite frankly a similar initiative to what we have going on at ADC.

So from our perspective, as we look forward with the combined cost of sales that we will have as a $3 billion plus company with centralized management over total supply chain and sourcing and strategic manufacturing, we can very clearly see a path to significant improvement in margins over time plus various types of factory opportunities that may also exist in terms of consolidation, shared production and so forth.

The other aspect is pricing against the commodity increases. I think both companies have suffered, I think Andrew certainly more than ADC on copper.

We both have initiated and will continue to initiate appropriate price increases. And I think the timing of those for both companies will be more closely aligned with increases in price. So we think we can at least at a minimum hold our own going forward around commodity price challenges.

There are certainly lots of opportunity because of the opportunity for leverage to take total cost out. So we’re not just focused on the operating margin side. We’ll also focus on the expense side in order to drive higher operating income in which by the way, ADC has specifically stated that while we’re very, very focused on gross margins, the real driver for earnings is at the operating

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
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income line. So we manage our P&L holistically. We’ll look for every opportunity to reduce cost across all elements of expense.

So I’m actually very encouraged by the work that I’ve seen underway at Andrew already combined with the work that we have underway. And don’t forget that trying to drive those types of changes in a global $2 billion company is not an easy task, moving factories, moving production, re-architecting your supply chain takes some time to accomplish. And the results don’t necessarily appear in the next quarter. But certainly down the line, you begin to see the long term benefits of that. Gokul, do you have anything to add?

Gokul Hemmady:	No, I think you’ve covered it well.

(Brian Modoff):	Well good luck with the integration.

Man:	Thank you.

Operator:	Your next question comes from (Ken Dobinsek) of Pacific Crest Securities.

(Ken Dobinsek):	Thank you. Just specific to ADC, before this quarter’s results, the implied guidance indicated kind of a gross margin for standalone ADC of about 34% for the full year and an operating margin of 11%. Can you give us a kind of commentary around the standalone ADC and the gross margin and operating margin? That’s the first question.

Second question, can you — you’ve talked about this three year goal of 14% operating margins for ADC, can you talk about the Andrew goal for operating margins and a combined company goal for operating margins?

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
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And then the third question, how much of the synergy is from cost savings and how much is from revenue synergy? Thank you.

Gokul Hemmady:	So let me start and then Bob can add to that.

So I would say that substantially or most of the 70 to 80 million number is really cost synergies. And that’s one reason why we have a lot of comfort in that number. And as Bob said, as we get into the planning stages, we look at it more critically. But most of the synergies are cost driven.

Second to your question on, you know, our long term goal that we stated is 14% in terms of operating margin. Here’s how I would characterize that goal in the context of this combination.

The — based on the — the numbers out there on the street, I would say the combined companies adjusted operating margin for 2006 adjusted for restructuring and amortization of intangibles is about 7% to 8%. I would say the gap between that 8% to 14% is driven by two things. Half of that gap will be covered by synergies that we’ve talked about. Again, those are synergies that we feel very good about, very comfortable with and we do more work going forward.

The other half — you know, Bob alluded to this — I think the other half is driven by improving margins at each of the standalone companies. As you heard Bob say, Andrew has and continues to do a lot of very good work on its low-cost manufacturing strategy in more efficient supply chain as well as on the operating expense side.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
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And at ADC, we’ve talked about in similar and number of those initiatives that take our manufacturing to low cost and continue to get significant growth-driven operating expense leverage.

So between those two things, kind of improving operating margins at each of our company and then combined with those synergies, we believe that through 14% operating margin goal over three years is still a very realistic goal for us and we feel good about that goal.

Now the fourth question I didn’t really quite get. I think you were saying the last time when we gave our guidance for ADC, standalone in 2006 that reflected kind of a growth margin of around 34% and an operating margin guidance of about 10% to 11%.

I would say that those — I would say that it’s — gross margins on — for all of 2006 first of all, in the second half of 2006, I would say that gross margins should be improving. We talked about Digivance which is our higher margin business coming off to a slow start in the first half. We expect that to be stronger in the second half. And that will improve our gross margins.

Second, we’ve talked about in the first half of how our cabinet business at Deutsche Telecom has been very strong. That’s a low margin business. But we feel it’s very important install base for us into which we sell higher margin connectivity solutions.

So all these factors get to a higher gross margin for us in the second half. And therefore for the full year, we still expect gross margins in that 33% to 34% kind of range.

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Moderator: Robert E. Switz
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In terms of how it impacts our operating margins, I would say it’s around 10%. We’ve increased the revenue guidance. We’ve kept the EPS guidance the same. And so therefore in percentage terms, operating margin, I would say instead of being 10% to 11% is now closer to 10%.

Robert E. Switz:	Yes, I’ll just add one comment on the synergy aspects. While we have not included any revenue synergies in the numbers that you’ve seen, it is fully my expectation that over time we are going to see revenue synergies.

ADC has been moving its service business into the wireless space with significant success. I think this will clearly enhance our ability to drive that greater and longer as we move forward. I think there is the ability to pull through connectivity products and sales on both sides.

Very clearly in my mind, although this is a little more hard to get your hands around, I do think, I do believe that because in the US you’re likely to have (the twoest) carriers with wireless and wireline under one roof, a company that can go into those other large customers with a complete solution of wireless and wireline capabilities is ultimately going to have an advantage over time. And that will result in increased business with those customers.

On the International front, I think Andrew’s strong position in the Asian marketplace in an area where I do believe they make money which is quite an achievement, that their capabilities and their channels in that part of the world combined with ADC’s is certainly going to help us sell more product in that region as well.

So while we haven’t put those in, we chose not to for the sake of conservatism and because they’re

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illusive and time based. But quite frankly, I’m very confident that we will see a significant amount of revenue synergies over time.

(Ken Dobinsek):	Thank you. That’s very helpful. Just to clarify, the combined target is 14% in the next — over the next three years?

Gokul Hemmady:	Yes. You know, the ADC standalone target was 14%. We believe that with improvements on our standalone companies as well as the synergy, we still believe we — the 14% adjusted operating margin rule is realistic.

(Ken Dobinsek):	Great. Thank you very much.

Operator:	Your next question comes from (Steven O’Brien) with (Unintelligible).

(Steven O’Brien):	Hi. Thanks for taking my question. First, a couple quick ones on the acquisition. Can you tell us if there’s a breakup fee and any potential headcount reductions planned at this time?

Gokul Hemmady:	Yes. So I would say on the synergy side, we’ve talked about the 70 to 80 million over three years being mainly on the cost side. As you can imagine, there’ll be some redundant sharing functions that will result in — will certainly result in some headcount reduction. But a lot of the savings also will come from consolidating facilities and those kinds of things.

So I don’t think we’ve given a headcount reduction number at this time. I think as Bob said, we’ll got into the planning stage and more critically look at that $70 to $80 million synergy number.

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Moderator: Robert E. Switz
05-31-06/7:30 am CT
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On the breakup fee, there is a breakup fee. I think it’s fair to say that we will disclose and detail more in the filing with the SEC. So that’s how I would leave it at that at this point.

(Steven O’Brien):	Gokul, can I just follow-up to that? I mean, so the combined headcount at acquisition will be what?

Gokul Hemmady:	The combined income will be about 20,000 to 21,000. You know, I think ADC’s about 9300 at the end of Q2. I think Andrew’s about 11,000.

Robert E. Switz:	We stated 20,000 in the release (Steven).

(Steven O’Brien):	Okay.

Gokul Hemmady:	Yes. Let me also say that this — that headcount reflects a lot of labor and low cost manufacturing sites around the world between Andrew and ADC. So we have a huge labor force in Mexico and in China. So does Andrew. So a lot of the headcount is labor related.

Robert E. Switz:	And the release (Steve), also shows where it’s dispersed geographically.

(Steven O’Brien):	Okay. On the mechanics of your deferred taxes, have you had a chance to take a look at that and what the accounting treatment might be after the deal closes?

Gokul Hemmady:	Yes, we’ve looked at that (Steven). We’ve looked at it before this transaction. That’s been a focus. There’s a lot of moving parts as we’ve said in the past. There are several scenarios out there. We believe that in looking at this transactions, we’ve modeled what we believe is a most likely scenario which is that the combined company for at least ’07 will move to more of an ADC

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kind of methodology where we provide a cash tax (state) if you will, on the books.

We believe that in ’07 that’s the most likely treatment for taxes for the combined company also. But there are other scenarios out there longer term in ’08, ’09 where we could be moving to take putting the deferred tax assets back on the books and therefore providing a full tax (state) of about 34%, 35%. We believe that’s not a likely scenario in 2007.

But again as I said, there’s lots of moving parts. It’s something that we continue to analyze and look at.

(Steven O’Brien):	Okay great. And then one last one if I could on the quarter Bob. Could you run through your four key fiber to the (X) deployment customers this year? And obviously this quarter looks strong from the fiber side of the business. But how are Verizon, AT&T, Bell South, (VT) progressing? Do you see them on schedule, ahead of schedule? How does it look?

Robert E. Switz:	Okay off the top of my head, Verizon I would say is on or ahead of schedule with their activities. SBC from our internal perspective is about on with what we had expected them to do. Bell South is behind. And obviously with the merger with A&T et cetera, that slowed that activity down.

We’re also at a point in time in the year where they’ll only be able to get a limited amount physically done around their initiative. So some of that will spill into next year. So that one is delayed a little bit.

DT as Gokul mentioned, actually turned out to be larger than we expected and has been part of our revenue longer than we expected on the base cabinets. The exciting part of that is think of cabinets

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as razors. And we’re yet to sell the razor blades into that footprint. And so that’ll come later and that’s exciting.

Let’s see, who did I miss? I think that’s — France Telecom, France Telecom, we’re in the game there. Nothing to report. Awards are being — bids are being taken on a variety of products. So we expect to play in that arena as well as potentially (BT).

We continue to make great progress with small independent municipalities, et cetera. So all in all I’d say if you kind of did a flash back in time, I think we’re clearly seeing people progress at or modestly ahead on average of what we would have expected.

(Steven O’Brien):	Great. Thank you very much.

Operator:	Your next question comes from (Todd Hoffman) of Raymond James.

(Todd Hoffman):	Thank you. Could I just ask the question (Tal Liani) asked again a little differently on the ADC Telecom standalone full year guidance. It looks like you bumped up the revenue a smidge, the bulk of which reflects the quarter reported. But I think you actually took down your GAAP guidance for the full year. And I was wondering an explanation behind that maneuver. Thank you.

Gokul Hemmady:	Right. So we took the topline up because we had in our performance on the topline was Q2 by — was up by 20 million. We kept the adjusted EPS the same as our previous guidance which was $1 to $1.15 in adjusted EPS. That’s also because in Q2 our adjusted EPS was at — came in in line. And so we didn’t have any out performance there.

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As far as GAAP EPS goes, I think the only difference is the restructuring. We don’t forecast restructuring going forward. But we did have restructuring charges of above 2 million which is about 2 cents I think, in the second quarter. So that’s the only difference between our previous GAAP guidance and our current GAAP guidance.

(Todd Hoffman):	Very helpful. Just one quick follow-up on the revenue line, ADC has been signaling a difference in seasonality of the business versus prior years. And if you look forward, it looks as those you’re signaling that basically the business is going to sort of stay sequentially flattish looking the next couple of quarters even though you’ve got a differential in days within the quarter for the next couple of quarters.

Can you get any explanation on that or that’s just way to granular to look into?

Robert E. Switz:	Yes, this is Bob. I mean I think your last comment probably is appropriate. It is very granular to really delve into in intense detail. But it’s our best reflection of what we see in the business at this point in time.

We’re still trying to determine is there a new seasonality pattern or is there not? And we’re not at a point I think, where we can clearly say there is. But based on — the business awards we have, the tone of business that we’re seeing at the present time, that reflects our best estimate of what the outlook looks like.

(Todd Hoffman):	Thank you.

Operator:	Your next question comes from (Larry Hens) of Oppenheimer.

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(Larry Hens):	Yes, thank you. Good morning. I was wondering if ADC could comment a bit on in terms of exposure to metals, products like aluminum and copper and just refresh us in terms of what you’ve been doing recently in terms of price increases?

Robert E. Switz:	Yes, Gokul and I can share an answer for that if I don’t cover it completely. But both Andrew and ADC continue to explore alternative metals for our various products. So clearly those are efforts underway, product by product, application by application to determine whether or not the properties and all of the relevant important characteristics of various metals allow us to replicate and achieve acceptable performance substituting materials. So that stuff is obviously underway.

More importantly and more specifically, we both have instituted price increases. I will speak specifically for ADC and say that over the course of this year, our price increases have lagged the rise in commodity prices. Now that’s not because we’ve been timid about passing them on. It’s simply to be quite frank, our internal systems are not set up for dynamic pricing. So there’s a natural lag between when the prices go up and when we’re able to price.

I can say on the ADC side, we are architecting our internal enterprise system to correct that. So going forward, we will have the ability to respond much quicker.

What we have found in our customer base is that most of our customers, while they don’t like it, fully appreciate that we’re not getting rich when we pass these price increases along, that we’re subject to fluctuations in commodities and everybody’s sharing the burden of that.

And I think Ralph might like to make a comment on the (Andrews) side.

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Ralph Faison:	Yes. Hi (Larry). How are you? Granted we’re in the middle of a quarter, but from last quarter we talked about and announced a more aggressive pricing mechanism with a specific published surcharge that is specifically tied to the cost per pound of copper.

As you know, from ’03 — roughly 70 cents a pound to now spotted closer to $4 has forced us to put a surcharge in place. And we’re about within this quarter, implementing that surcharge globally across all of our customers. So we feel we have a very, very direct and strong mechanism to basically hedge against the continuing increase in copper that effects our cable products.

In addition, as Bob mentioned, we’re in the leadership position of course on our cable side and looking at alternate metals and how they will in fact, impact the long term quality aspects of products and deployment throughout the globe for wireless infrastructure.

So whether that’s aluminum, whether that’s a multitude of for instance, copper clad aluminum, whatever those performance characteristics will look like, we’re prepared to offer that as perhaps other product alternatives to our customers and we’re actively engaged there.

Robert E. Switz:	Yes. This is Bob again. On the question of — that somebody had a little bit earlier on the guidance around earnings, I think one of the things I’d like to mention is that through the second quarter we had some impact to the current quarter EPS from things that I would consider not necessarily one time, but let’s talk about copper. This lag in pricing did cost us some operating income in the second quarter and also some issues that we’ve talked about for some time.

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We did have some one-time additional expense around our service business in France as well that was absorbed in this quarter.

So when we think about the notion of why was the earnings guidance basically maintained, certainly there was some EPS in this quarter that otherwise would have translated into something more positive had we not had these one-time activities and some exposure due to lag on the copper.

(Larry Hens):	Thank you.

Operator:	Your next question comes from (Mark) (unintelligible).

(Mark):	Hey, good morning everyone.

Gokul Hemmady:	Hi.

(Mark):	I wanted to clarify something that was said before just to make sure I can understand (unintelligible) on ADC before I ask the question about the merger.

If I understand right, Gokul is kind of talking about the operating margin for fiscal year ’06 being around 10% now, slightly below prior expectations. But yet it sounds like you’re generating incremental sales. I would think the incremental sales create incremental operating — or income which would create - even if gross margins are weak on a bad sales mix, you’re still generating incremental operating income dollars and more operating leverage.

So what are we missing? Is there — are there some sales that are occurring at operating losses right now or are there some delayed operating expense cuts or kind of what’s — how should we think about that?

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Gokul Hemmady:	So (Mark), I’m assuming that comment of yours is more related to kind of (unintelligible) in Q2. We out performed on the topline but came in at kind of guidance on the EPS line.

(Mark):	Actually Gokul, I was wondering about for fiscal year.

Gokul Hemmady:	Okay, so kind of more into the second half, kind of just maybe more on the first half, here’s our guidance, here’s what we expect in the second half.

So if you take the midpoint of our revenue guidance and then look at what we’ve done in the first half, that would suggest that just on a pure mathematical basis, that would suggest kind of flat Q3 to Q4 on the top line.

There could be some seasonality. Bob talked about it a little bit. Just but on a pure math basis, that would suggest that Q3 and Q4 would potentially be flat to Q2 on the top line.

But then if you look at the midpoint of the earnings guidance, that would suggest that we will have earnings growth in Q3 and Q4. And we feel good about that earnings growth driven by a few things. Number one, we’ve talked about how Digivance which is a high margin product for us has come — gotten off to a slow start in the first half.

We believe going into this quarter into the first four weeks of this quarter, we are tracking to the second half being a stronger as far as Digivance would. So that’s the first thing that’s going to improve our margins in the second half and therefore get us comfortable with the 10% operating margin guidance for all of 2006.

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Second, you know, the cabinet business at DT was very strong in the first half, more than what we expected in Q2 and, therefore, our gross margins also in Q2 were probably a little lower than where we expected it to be but again, as I said, it’s very important business for us; we’re going to sell more connectivity solutions going into the second half and then going into 2007, in that area, and that also is going to take our gross margins higher.

And third, it is — some of the things that Bob mentioned; number one, in our Q2, we had some impact of a lag between corporate prices going up and our ability to raise prices. We believe that that cost us about probably $500,000 to $700,000 in Q2. We believe that we have now the right internal processes to cut down on that time lag and we feel confident that we can minimize that impact going forward. So, you know, that’s going to be a benefit going into the second half.

And then lastly, the fixes around our France ETS business; as we’ve said before, we continue to work on that business and continue to look at several alternatives there to get to profitability. And so we believe that that will also help us going into the second half.

And then finally, you know, although all our low cost manufacturing supply chain initiatives are benefits in the long-term, we started to see some incremental benefits going into the second half.

So as you look at the mid-point of our revenue guidance it’s flat on the doc line from Q2 to Q3 to Q4 but we believe that we’ll be able to do that with flat to potentially declining operating expenses.

(Mark):	Okay, great. And then if you could help us understand — I don’t follow Andrew but I know they’ve

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hedged out a bunch of their copper. They talked about in 10-Q filing, you know, potentially they have to buy more copper on the spot market next year. You know, within the accretion guidance or the kind of things you’re talking about in the next couple of years, I mean are you assuming that ADC just starts buying copper, the spot price from here on out or how should we think about what you’re modeling because it sounds like the spot price of copper has a material effect on the Andrew earnings in the future?

Gokul Hemmady:	Right. So I’ll tell you what we assumed in the guidance and the modeling but then, you know, if Ralph wants to add to that in terms of color of how they think about copper for a longer period of time; that would be good.

You know, as Ralph mentioned, I mean, you know, the — Andrew has started a surcharge program which is linked to kind of the current spot price of copper. And so going forward, we believe that, you know, that margins in that part of the business of Andrew will be able to be maintained at these levels and if not, then copper will go up.

So the assumption is that, you know, Andrew has hedged a certain portion of their ’07 requirement to balance - will be either be bought at spot and, you know, that kind of cost will be passed on to customers through the surcharge program and, therefore, the net effect to margins will be neutral. So that’s the assumption for us from our point of view going forward in terms of our guidance that is non-diluted in ’07 and accretive thereafter.

And Ralph, if you want to add something, that will be great.

Ralph Faison:	Yeah, as we mentioned from the last call, in terms of ’07 requirements, we bought forward

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somewhere in the neighborhood of 30% of our requirements for ’07. We historically have bought a range of six months to 12 months forward on our copper requirements, we watch the market carefully.

The surcharge is a significant development for us in that given the more recent volatility of copper, the surcharge enables us on a very near-term basis to adjust prices so that, as Gokul mentioned, so that we can stem any margin impact and, of course, get back on track in terms of improving margins from our cable business with stemming some of the impact of copper and its high volatility.

Obviously, we’re all hoping for the unique and meteoric rise of copper to also be followed by what has this — from this historic high by a decline in copper and we’d all like to see that as well. But with the surcharge, we believe we have the right insurance policy to — if copper either 1) sustains at the current levels or were to have any further escalation that we’ve got a mechanism locked in with key customers to ensure that it does not create further pain for us.

(Mark):	Okay. And also, you guys assume you’re paying cash taxes at some point here I believe based on the comments you gave in the guidance?

Gokul Hemmady:	Yes, (Mark). And so the — you know, as I said, there’s a lot of moving parts sitting on the provision for taxes from a book accounting perspective. But we believe that the most likely scenario for 2007 is for the combined company to come to an ADC methodology where we are, you know, paying cash taxes. That position can change; there are a lot of moving parts again. We’ve continued to look at that but right now; that is our best estimate.

(Mark):	Thanks.

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Operator:	Your next question comes from (Simon Leopold) of Morgan Keegan.

(Simon Leopold):	Thank you. A couple of items; one, I believe earlier in the call, you mentioned ADC’s standalone headcount was at I believe you said 9,300 which is I think a pretty big jump. If you could elaborate a little bit on where that’s coming from? I’m assuming it’s mostly manufacturing staff. Can you give us a bit more color there?

And I just wanted to verify what you suggested about the product mix in the coming two quarters. It sounds like you are expecting the Digivance products to improve, helping with this margin, and that would suggest perhaps that some other areas may be tailing off a bit. And if you could help us understand what might be a little bit lower versus the quarter you just reported? Thank you.

Robert E. Switz:	Yeah, this is Bob, I’ll tackle the first one and Gokul will handle the second one. You know, your assumption is correct. It’s mainly manufacturing, employees. You know, based on the increase in revenue, the increase volumes that we’ve seen in core fiber, in our FTTX, you know, we’ve added the necessary labor capacity to support our customers’ needs on a timely basis; so almost all of that is labor-related.

Gokul Hemmady:	So yes. So on the margins in the second half, yes, we are expecting some increase in Digivance but there are also other areas that are kind of our — some positives, some negatives to mix going forward. We are expecting our core business to be stronger in the second half, so ’05 continue to be strong in the first half. We continue to expect spend going into the second half. Our central office fiber business also is higher margin.

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More importantly I think going into the second half, we are not expecting as much spend from the (Capanex) business with DT which you, (Simon), is lower margin for us. So, you know, on the one hand that our — some things that are low margin, things that are falling off into the second half, they are being replaced by higher margin business, whether it is some amount of Digivance and also our core fiber business.

(Simon Leopold):	And also, just touching back on the issue of the commodity cost, you gave us I think $500,000 to $700,000, so that’s a little less than a penny of earnings impact. Am I doing my math correct on that?

Gokul Hemmady:	Yes. That’s a — you know, $500,000-$700,000 is about half a penny. Yep.

(Simon Leopold):	Okay. And what’s your sense of going forward? You’re talking about price increases to — the old products to adjust for that. Are we supposed to assume that this sort of levels off, that we’re not going to see this anymore in your models?

Gokul Hemmady:	Yeah. (Simon), let me correct one impression. We have been infusing prices so the $500,000, that impact that I’m talking about, is just a time lag between our abilities. It’s more of a system process driven thing internally that we’ve had to fine-tune. So we’ve been increasing prices and there’s just been a time lag between, you know, commodity costs going up and our ability to raise prices. We believe that we now, you know, have fine-tuned that process and we believe that that time lag is now much narrower and, therefore, going forward, we expect minimal to no impact really from commodity prices.

(Simon Leopold):	That mostly answers my question but you’re assuming that essentially, that the prices are relatively stable at this point, that we’re not going to see a continued trend in the rising prices of copper and aluminum?

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Gokul Hemmady:	Yeah. That’s generally an assumption we are making but if prices — if commodity costs keep going up, I think that we are now much more geared to cover that time lag between costs going up and our ability to raise prices.

(Simon Leopold):	Great. Thank you very much.

Operator:	Your next question comes from (Paul Seversine) of Credit Suisse.

(Paul Seversine):	Thanks. I’ve got a number of questions in the way of clarifications of things said previously. First off, Bob, last quarter you shared with us some metrics one month into the quarter regarding the strength of business. I recognize you just took up your forecast but you just had a big quarter. Can you give us some sense in terms of looking at those metrics similar to your description last quarter of where you stand one month into this quarter?

Gokul Hemmady:	Yeah. (Paul), let me take that and if Bob wants to add up to that. I think last time, we — you know, we gained that in the first four weeks because, you know, the sequential growth was quite tremendous between what we were seeing on average daily booking in our first quarter to the daily bookings that we saw in the first four weeks of the second quarter.

This time we have not done that because we believe that, you know, our — the bookings that we are seeing in the first four weeks are pretty comparable to the average daily bookings that we saw in our — in the full of our second quarter. So I would say that, you know, it’s tracking to our — generally our guidance which stays kind of, you know, relatively flat from Q2 to Q3 to Q4.

(Paul Seversine):	All right. Gokul, if you assume — if the DT business, if the cabinet business was comparable as

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opposed to being down for the first quarter, would the outlook for revenues for the third quarter be better, meaningfully better? I mean how much of the flattest forecast for Q3 versus Q2 is a function of the expected decline in revenue for DT cabinets?

Gokul Hemmady:	I would say that it probably is quite a bit. You know, we did quite a bit of DT revenues in our second quarter. I would say that we are expecting that to come down not by a significant double-digit millions but, you know, high single-digit millions. So somewhere in that $10 million range is I would say an impact from our DT revenues coming down from Q2 to Q3 which will, we believe, will be the (unintelligible) by higher margin businesses, whether it is core, central office fiber, some amount of copper, and some amount of Digivance.

(Paul Seversine):	Okay. And how much visibility do you have regarding Verizon? Last year, you had a huge second quarter with Verizon, obviously, the second half which is a point with inventory buildup, how much of that...?

Robert E. Switz:	Yeah, that’s always the million dollar question. So far this year, so far this year, we have had reasonably good visibility with Verizon. You know, right now we’re being very careful. You know, Verizon is clearly on track and maybe a little ahead in terms of their procurement. So, you know, we’re reasonably in tune with them. But, you know, (Paul), I could not sit here and say that, you know, I could absolutely predict what they may or may not do in terms of their deployment.

You know, we’ve seen the same thing with Bell South. We have, you know, outstanding customer intimacy with Bell South. But yet, for their reasons, you know, they delayed their — you know, their competitive broadband rollout. So, you know, we’re in a — you know, we’re in an environment as you well know where large customers can, you know, can create ripples in short

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periods of time. But at this point in time, at this point in time, we think we’ve got the best information that Verizon can give us.

(Paul Seversine):	All right. Two more quick questions if I may. On the shift in manufacturing that you all have been talking about for a while now and that your forecasting will start to benefit this quarter and next, can you quantify for us or give us some sense of the perspective benefit to the company in the third quarter and for the second half?

Gokul Hemmady:	I think the shift in manufacturing, (Paul), from — in the Q3 and Q4, it’s really minimal. I wouldn’t put in any quarter that impact to be — you know, even the million dollar, I would say it’s probably less than a million. I think over a longer period of time, as I’ve said in the past, you know, over a two to three-year period, the shift in manufacturing, whether it’s more aggressively to China as we are planning or to India or to the Czech Republic, on the impact to ADC in terms of gross margin percentage points, we believe could be in that 150 basis point range but Q3 and Q4 I would say is quite minimal.

(Paul Seversine):	Another question, op ex, I think I heard you say, Gokul, that you are projecting flat to down op ex, is that correct?

Gokul Hemmady:	Eight dollars based on the — if the top-line comes in as per guidance, I would say that we’re feeling quite comfortable that our op ex could be flat to slightly down.

(Paul Seversine):	And that is a change from what you told us last quarter where I believe you’re projecting a modest increase, correct?

Gokul Hemmady:	You know, I think what I said last quarter was, you know, for every incremental revenue dollar that

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Moderator: Robert E. Switz
05-31-06/7:30 am CT
Confirmation #9984781

I — that we get, incremental op ex will be ten cents and I think that has cleared out in Q2. From Q1 to Q2, our incremental revenues increase was, you know, I believe about $80 million or so, $80-$85 million and we added about $8 to $9 million in op ex from Q1 to Q2.

Q2 to Q3, if you assume flat revenues that we believe that our op ex can stay flat, but there are some things that are, you know, already actions that we’ve taken that could reduce our op ex a little bit in Q3.

(Paul Seversine):	Thank you.

Operator:	Your next question comes from (Michael Prober) with (Clovis) Capital. (Michael), your line is open. (Michael) withdrew his question.

Your next question comes from (Michael Cass) of (Artimus) Advisers.

(Michael Cass):	Thank you. I think my question was answered earlier. Thank you.

Operator:	Your next question comes from (Nathanial Hernandez) of the Associated Press.

(Nathanial Hernandez):	Hi. How are you guys doing today?

Robert E. Switz:	Good. Thanks.

(Nathanial Hernandez):	My question is for Mr. Faison specifically. I was wondering — I know you sort of addressed this a little bit earlier but I was wondering if you could be a little bit specific about headcounts in Illinois and how you see this deal affecting that and if you identified any manufacturing redundancies that will have an impact as a result of this deal?

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
Confirmation #9984781

Ralph Faison:	Yeah. As you look at — let me start with the last part of your question — as you look at from a manufacturing perspective, particularly that which we have in North America, our largest single headcount of manufacturing headcount today resides in China with well over 3,000 people in China of our 11 — roughly 11,000 global base and footprint.

(Nathanial Hernandez):	Uh-huh.

Ralph Faison:	Within North America, the principle manufacturing facility we have is in Orland Park which we announced about a year ago, the redevelopment of Orland Park to be moved to the Joliet — the new Joliet facility which is under construction where we’re investing in a brand new facility with greater efficiencies for cable production. That type of manufacturing is not at all redundant with anything that ADC would do so we don’t expect any impact to that manufacturing footprint or the manufacturing workers associated with that footprint that would be related to or in conjunction with this combination.

In terms of overall footprint and overall headcount, certainly, when you look at a combination of two public entities, there will be some redundancy, particularly at the G&A side, namely folks like me and other corporate entities that would be redundant between the two companies but that would be the major impact and at the overall scale of 11,000 people, somewhat very small and minor to the — or immaterial to the total population.

(Nathanial Hernandez):	And do you have a completion date for that facility in Joliet?

Ralph Faison:	Joliet at this point in time we’re looking at around mid-’07 to have that facility completely up and running and have the Orland Park facility completely down and transferred over to the residential developer that is — that purchased that facility or announced that facility about a year ago.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
Confirmation #9984781

(Nathanial Hernandez):	Uh-huh. And as I recall, the staffing levels that were mentioned when that - the grant for that facility was announced was — was it $950 in Illinois, is that still where you guys are at?

Ralph Faison:	Yeah. At the original projected staffing for the new facility, that would remain consistent because the primary staffing factor of that is for the manufacturing process.

(Nathanial Hernandez):	Okay. And where are you guys at now in Illinois in terms of staffing, how many employees in Illinois?

Ralph Faison:	Off the top of my head, we’re probably somewhere in the 1,000 people or so with the — again, the bulk of that being the manufacturing aspect and then some aspect of that being the corporate folks and some of those corporate folks would be redundant with some of the corporate activities that ADC, upon closing, the two companies would combine and obviously choose the best talent across those corporate facilities but there would be some redundancy and then, therefore, leading towards the synergies we’ve talked about.

(Nathanial Hernandez):	Very good. Thank you, sir.

Ralph Faison:	All right.

Operator:	Your next question comes from (Scott Coleman) of Morgan Stanley.

(Scott Coleman):	Thanks, guys. Good morning.

Robert E. Switz:	Good morning.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
Confirmation #9984781

(Scott Coleman):	Bob, I’m wondering if you can put the pending acquisition in a broader context for us? Clearly, the revenue growth for ADC is strong and margins are a bit challenging and we’re seeing that across the industry. Your guidance would imply that expectation for the rest of the year. So is it fair for us to think about acquiring Andrew as more of a defensive move to gain scale to help margins? And that’s my first question.

And perhaps the broader context is, you were at ADC in the late ‘90s when the company did a wide range of acquisitions. How is what’s happening now, whether it’s KRONE, FONS, or...?

Robert E. Switz:	Hello?

Gokul Hemmady:	Did we lose him?

(Scott Coleman):	Hello?

Robert E. Switz:	(Felicia)?

(Scott Coleman):	Yeah.

Operator:	His line is still in the call.

(Scott Coleman):	I’m sorry. Did I drop off there guys?

Robert E. Switz:	Yeah, you...

Gokul Hemmady:	Yeah.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
Confirmation #9984781

(Scott Coleman):	Sorry about that.

Robert E. Switz:	I think I got it though. You were asking two questions; defensive or offensive and how does this relate to our pattern of ‘90s acquisitions.

(Scott Coleman):	Exactly.

Robert E. Switz:	Okay. Well, let’s go defensive/offensive first. You know, quite frankly, I think it’s both. Okay? Defensive from the perspective of I have always maintained a belief for some time that we need to consolidate and we need to gain scale with the scale that’s being developed in our industry by our customer base. So, you know - and as you know, I’ve said that I am managing this company for a long-term value creation.

So first off, I think it’s very important to be balanced in both sides of the market and to gain global scale in order to be a valid and relevant participant in a highly consolidated market going forward.

So on the one hand, I would say, yes, we’re defending ourselves against what I believe will be the ultimate rationalization of the industry. It’s already started at the customer level; that will continue. There has been some of it at the vendor level and there will be more to come because the industry just can’t support everybody that’s out there today, my personal belief.

So I think on the offensive side, I see it as a first mover. I see it as an opportunity to be a very unique company, uniquely positioned to be a global leader in network infrastructure, to take advantage of the trends that we see in the marketplace.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
Confirmation #9984781

You know, when you look at the customer base of our customers, you know, the wireless — the customers that are out there are wireless customers, they’re wireline customers. So our customers’ base is one; to some extent, our customers are becoming one. They’re significant in a relationship between the wireline capabilities and the wireless capabilities. So I see us as being a first mover, to get ourselves uniquely positioned to take advantage of those particular market trends.

I also see it as offensive in the sense that we can be much better positioned in the Asian region than we are today and become a much more significant player with both sets of products in those particular markets as well as other emerging markets.

We can gain significant leverage across the product lines. I think we can bring more creativity and innovation to bear around our product offerings in terms of additional new solutions for our customers. So I see it both as defensive and offensive for those purposes.

In terms of comparing all of our acquisitions to what we’ve done in the ‘90s, I think I’ve talked about this in the past; a completely different pattern and strategy for acquisitions.

What we bought in the ‘90s was an awful lot of bleeding-edge technology, small companies with limited installed base or no installed base of their products, going up against giants in the industry that had First-Generation or Second of installed product and we really were building up more of a portfolio, a very broad portfolio of broad-based bleeding edge technologies which at the time was believed to be an answer to our customers needs for ultimate one-stop shopping and having the latest leading-edge technology. Okay?

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
Confirmation #9984781

We also at that time never integrated any of those businesses. You know, we had limited integration of the businesses, very little leverage of those technologies. So, you know, we were on a path at that point in time to simply build technological — broad-based technological leadership and capability.

So what have we done since? Well, both KRONE and Andrew certainly don’t fall into that category. KRONE was an established international leader in its segment of the market, a 70 some year history, deep installed base, leading but not bleeding-edge technology that offered us the beginning of a substantial global footprint with which to drive the balance of the business and to get various types of cross-selling opportunities which, by the way, could never have been done with the types of deals that we did in the ‘90s. Okay?

Andrew, obviously, without question, is the industry leader in terms of wireless infrastructure. Again, almost a 70-year history, very established product lines, very well recognized company brand, talented employees, global infrastructure in place, and, by the way, profitable as was KRONE.

FONS, obviously, a smaller play than the other two but yet, a company with leading but not bleeding-edge technology and a very significant position in terms of market share and FTTX deployment even though they were an earlier stage and private company but clearly, one that was again making money.

So that, combined with the fact that we have in all cases, integrated and blended the products, the portfolios, the management leadership, the infrastructure, and shared services of the company, radically different than what we’ve done in the past. And with the combination with Andrew, again — once again, we will be integrating and consolidating businesses for greater efficiency and leveraging capabilities across the two enterprises.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/7:30 am CT
Confirmation #9984781

So vastly, a different strategy and I think based on our history to date with both FONS and KRONE, I think we’re demonstrating — have demonstrated an ability to get these done and get them done very effectively.

(Scott Coleman):	Great. Thanks for the detail, Bob.

Operator:	Your next question is a follow-up from (Tal Liani) with Merrill Lynch.

(Tal Liani):	Sorry to mistake, I have not asked any follow-up question.

Man:	Okay, I think we’ll conclude the call. Thank you for joining us today and I look forward to talking to you in the future.

Operator:	And this concludes today’s conference. You may now disconnect at this time.
END

Safe Harbor for Forward Looking Statements
This press release contains statements regarding the proposed transaction between ADC and Andrew, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of ADC and Andrew. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of ADC and Andrew and the combined company, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “seeks,” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements, include, among other things: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on contract manufacturers and other vendors to provide goods and services needed to operate the businesses of ADC and Andrew; fluctuations in commodity prices; the social, political and economic risks of the respective global operations of ADC and Andrew; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to ADC’s Form 10-K for the year ended October 31, 2005 and Andrew’s Form 10-K for the year ended September 30, 2005 as well as other filings made by ADC and Andrew with the United States Securities and Exchange Commission (the SEC). Except as required under the US federal securities laws and the rules and regulations of the SEC, ADC and Andrew disclaim any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.
Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ADC AND STOCKHOLDERS OF ANDREW ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of ADC and stockholders of Andrew. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the documents free of charge from Investor Relations at Andrew by writing Investor Relations, Andrew Corporation, Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec
Participants in Solicitation
ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC’s participants is set forth in the proxy statement dated, January 24, 2006, for ADC’s 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew’s participants is set forth in the proxy statement, dated December 30, 2005, for Andrew’s 2006 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of ADC and Andrew in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.